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                      PLATINUM UNDERWRITERS HOLDINGS, LTD.
                             THE BELVEDERE BUILDING
                                69 PITTS BAY ROAD
                             PEMBROKE, BERMUDA HM 08

                                September 21, 2005

CONFIDENTIAL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Song P. Brandon

                  Re:      Platinum Underwriters Holdings, Ltd.
                           Platinum Underwriters Finance, Inc.
                           Registration Statement on Form S-4
                           Registration No. 333-126883

Ladies and Gentlemen:

                  Under the Securities Act of 1933, as amended, Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") and Platinum Underwriters Finance, Inc. ("Platinum Finance") have filed the above-captioned Registration Statement.

                  Platinum Holdings and Platinum Finance each hereby acknowledges that: (1) the action of the Securities and Exchange Commission (the "Commission") or its staff (the "Staff") acting pursuant to delegated authority in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve Platinum Holdings and Platinum Finance from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) should the Commission or the Staff declare the Registration Statement effective, neither Platinum Holdings nor Platinum Finance may assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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                                    Very truly yours,

                                    Platinum Underwriters Holdings, Ltd.

                                    By: /s/ Joseph F. Fisher
                                       ___________________________
                                           Name:  Joseph F. Fisher
                                           Title: Executive Vice President
                                                  and Chief Financial Officer



                                    Platinum Underwriters Finance, Inc.

                                    By: /s/ Joseph F. Fisher
                                        ___________________________
                                           Name:  Executive Vice President
                                           Title: and Chief Financial Officer